OMV Aktiengesellschaft

OMV Investor News

Amendment of a previously disclosed ad hoc announcement

09047434

November 18, 2009

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SUPPL

OMV and Doğan Holding will continue existing partnership in Petrol Ofisi

OMV, the leading energy group in the European growth belt herewith announces that OMV and the Turkish company Doğan Holding have today terminated negotiations regarding a potential acquisition of Doğan Holding's shares in Petrol Ofisi.

Both partners have stated from the beginning that a continuation of the existing partnership may also be a possible outcome of the negotiations (see to the EANS ad hoc announcement dated August 5, 2009). Both companies now agreed to continue their stable partnership in Petrol Ofisi.

Petrol Ofisi is Turkey's leading refined oil products marketing company, active both in the retail and commercial business. OMV entered the Turkish market in 2006 by acquiring 34% of Petrol Ofisi, and increased its stake to 41.58% in the following years. Petrol Ofisi is jointly controlled by OMV and Doğan Holding, which owns 54.17% of Petrol Ofisi.

Background information:

Petrol Ofisi

Established in 1941, Petrol Ofisi today is the leading Turkish company in the retail and commercial business sectors. Becoming a joint stock company in 1983, Petrol Ofisi today conducts its activities through the strongest logistic network in Turkey: consisting of approx. 3,200 retail stations (the only full-coverage retail station network), 10 fuel terminals, 2 LPG terminals, 35 air-supply units and 1 lubricant plant. In 2008, Petrol Ofisi showed an EBIT of USD 605 mn and employed approx. 1,100 people.
With its approx. 3,200 fuel stations, Petrol Ofisi holds a market share of around 30%. Including wholesale activities the company is the major supplier of the Turkish public sector and industry with a market share of 48% in black products and 72% in aviation. Currently Petrol Ofisi provides 24% of Turkey's total storage capacity (10 fuel terminals and 2 LPG terminals).
In 2006 OMV acquired a 34% share in the company thereby successfully entering the Turkish growth market and supporting its sustainable growth strategy. To date, OMV holds a 41.58% share in Petrol Ofisi.
Further information available at www.poas.com.tr

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M)

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business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Investor Relations	Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com
Press Office	Tel. +43 1 40440-21661; e-mail: media.relations@omv.com
Homepage	www.omv.com

Next result announcement: January – December and Q4 2009 on February 25, 2010